May 20, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein
Christine Davis
Amanda Kim

Re:	ChannelAdvisor Corporation
Registration Statement on Form S-1
File No. 333-187865

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Goldman, Sachs & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join ChannelAdvisor Corporation in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on May 22, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between May 9, 2013 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated May 9, 2013 (the “Preliminary Prospectus”):

No. of Copies
Institutions	3,473
Prospective Dealers	15
Individuals	348
Other	74
Total	3,910

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Goldman, Sachs & Co.

Stifel, Nicolaus & Company, Incorporated

As Representatives of the several Underwriters

By: /s/ Goldman, Sachs & Co.

            (Goldman, Sachs & Co.)

[Signature Page to Underwriters’ Acceleration Request]